Exhibit 99.1

REPORT OF VOTING RESULTS

This report is made in accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations. It describes the matter requiring Unitholder approval and the outcome of the Unitholder vote at the Special Meeting of Unitholders of Central GoldTrust ("GoldTrust") held in Toronto, Ontario on January 15, 2016. The matter set out below is described in greater detail in the Notice of Meeting and Management Information Circular of GoldTrust dated December 17, 2015 (the "Circular").

Vote on the Merger Resolutions

The special resolutions authorizing, approving and adopting, among other things, the Merger (as defined in the Circular) were approved by way of ballot. Voting results regarding the special resolutions are as follows:

FOR		AGAINST
10,852,032	96.07%	443,824	3.93%